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                              June 4, 2020

       Jos  Neves
       Chief Executive Officer
       Farfetch Ltd
       The Bower
       211 Old Street
       London EC1V 9NR
       United Kingdom

                                                        Re: Farfetch Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 11,
2020
                                                            File No. 001-38655

       Dear Mr. Neves:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Consolidated Financial Statements
       Note 6. Segmental and Geographical Information, page F-32

   1. Please tell us why you do not disclose digital platform revenue separately for first party sales, which appear to
represent product revenues. Refer to paragraph 32 of IFRS 8.
   2. You believe it is relevant to disclose geographical revenue information on both a supply basis and a demand
basis. Please disclose your UK revenue on a demand basis for each period presented. Also,
tell us how you determined that no other individual country's revenue was material on
a demand basis. Refer to paragraph 33 of IFRS 8.
 Jos  Neves
Farfetch Ltd
June 4, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769
with any questions.



FirstName LastNameJos  Neves                              Sincerely,
Comapany NameFarfetch Ltd
                                                          Division of
Corporation Finance
June 4, 2020 Page 2                                       Office of Trade &
Services
FirstName LastName